UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TELECOMMUNICATION SYSTEMS, INC.

(Name of Subject Company (Issuer))

TYPHOON ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

COMTECH TELECOMMUNICATIONS CORP.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

CLASS A COMMON STOCK, $0.01 PAR VALUE CLASS B COMMON STOCK, $0.01 PAR VALUE	87929J103
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Stanton D. Sloane

President and Chief Executive Officer

Comtech Telecommunications Corp.

68 South Service Road, Suite 230

Melville, New York 11747

(631) 962-7000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Cantone, Esq.

Michael E. Ellis, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$363,206,690	$36,574.92

*Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 72,641,338 shares of common stock, $0.01 par value per share, of TeleCommunication Systems, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 62,061,396 Shares issued and outstanding, (ii) 10,125,160 Shares issuable upon the exercise of outstanding options exercisable prior to March 22, 2016 and (iii) 454,782 Shares that will no longer be subject to forfeiture and other restrictions prior to March 22, 2016), multiplied by (b) the offer price of $5.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of December 3, 2015, the most recent practicable date.

**The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $116.20 per $1,000,000 of transaction value.

☒         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$36,574.92	Filing Party:	Comtech Telecommunications Corp. Typhoon Acquisition Corp.
Form of Registration No.:	Schedule TO	Date Filed:	December 7, 2015

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐          issuer tender offer subject to Rule 13e-4.

☐          going-private transaction subject to Rule 13e-3.

☐          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐          Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐          Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 further amends and supplements the Tender Offer Statement on Schedule TO originally filed on December 7, 2015, as amended and supplemented by Amendment No. 1 filed on December 11, 2015 and Amendment No. 2 filed on December 21, 2015 (the “Schedule TO”), relating to the offer (the “Offer”) by Typhoon Acquisition Corp., a Maryland corporation (“Purchaser”) and a direct, wholly owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), to purchase all the issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Class A Shares”), and Class B common stock, par value $0.01 per share (the “Class B Shares”, together, with the Class A Shares, the “Shares”), of TeleCommunication Systems, Inc., a Maryland corporation (“TCS”), at a price of  $5.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 7, 2015 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Section 11 — “Purpose of the Offer and Plans for TCS; Merger Agreement and Other Agreements — The Merger Agreement — Representations and Warranties” of the Offer to Purchase is hereby amended by amending and restating the last paragraph of such section on page 19 of the Offer to Purchase in its entirety as follows:

The Merger Agreement and the above description thereof have been included to provide TCS stockholders with information regarding the terms of the agreement. The representations, warranties and covenants contained in the Merger Agreement were made as of the specific dates therein, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to TCS stockholders. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement. Accordingly, TCS stockholders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about TCS or Comtech and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2015

COMTECH TELECOMMUNICATIONS CORP.

By:	/s/ Michael D. Porcelain
Name: Michael D. Porcelain
Title: Senior Vice President and Chief Financial Officer

TYPHOON ACQUISITION CORP.

By:	/s/ Michael D. Porcelain
Name: Michael D. Porcelain
Title: Treasurer